Filed pursuant to Rule 424(b)(3)

Registration No. 333-169345

BEHRINGER HARVARD OPPORTUNITY REIT II, INC.
SUPPLEMENT NO. 6 DATED APRIL 5, 2012
TO THE PROSPECTUS DATED JULY 5, 2011

This Supplement No. 6 supplements, and should be read in conjunction with, the prospectus of Behringer Harvard Opportunity REIT II, Inc. dated July 5, 2011, Supplement No. 1 dated August 18, 2011, Supplement No. 2 dated October 28, 2011, Supplement No. 3 dated November 15, 2011, Supplement No. 4 dated January 13, 2012, and Supplement No. 5 dated February 13, 2012. Unless otherwise defined in this Supplement No. 6, capitalized terms used have the same meanings as set forth in the prospectus.  The purpose of this supplement is to disclose the following:

•                  the termination of our public offering;

•                  the declaration of a special distribution and suspension of future quarterly distributions;

•                  the adoption of an amended and restated valuation policy;

•                  the suspension of ordinary redemptions under our share redemption program and certain amendments to our share redemption program; and

•      the acquisition of Alte Jakobstraße.

Termination of the Offering

Our follow-on public offering commenced on July 5, 2011, and as of March 15, 2012 we had completed all offering activities and terminated all sales under the primary portion of the follow-on public offering.  Through termination of the primary portion of our follow-on public offering on March 15, 2012, including our initial public offering which ended July 3, 2011, we had accepted investors’ subscriptions for and issued approximately 24.5 million shares of our common stock pursuant to the primary portion of such offerings, resulting in aggregate gross proceeds of approximately $244.6 million.

On March 20, 2012, our board of directors determined to terminate our distribution reinvestment plan offering effective April 3, 2012.

Distributions Declared

On March 20, 2012, our board of directors declared a special distribution of $0.50 per share of common stock payable to our stockholders of record as of April 3, 2012 payable on May 10, 2012 and determined to cease regular, monthly distributions in favor of payment of periodic distributions from excess proceeds from asset dispositions or from other sources as necessary to maintain our REIT tax status.

Adoption of Amended and Restated Valuation Policy

On March 20, 2012, our board of directors adopted the Amended and Restated Policy for Estimation of Common Stock Value (the “Amended and Restated Valuation Policy”) to be effective immediately. At the same time, our board of directors approved certain amendments to our share redemption program.  These amendments clarify the manner in which our estimated value per share, and the related pricing under our share redemption program, may be adjusted in the event that our board of directors makes special distributions that it designates to cause such adjustments.  Under the Amended and Restated Valuation Policy, if we make a specially designated distribution to stockholders, the estimated value per share will be reduced by the per share amount of such specially designated distribution, and we will provide the estimated value per share as adjusted in a current report on Form 8-K or any other appropriate public filing with the Securities and Exchange Commission.

In addition, among other immaterial revisions, the amendments to the valuation policy also clarify that the per share estimated value may be developed from data that is as of a date not more than 18 months prior to the effective date of the estimated valuation, and that in general we will consider a new estimated valuation every 18 months.  In all other material respects, the terms of our valuation policy remain unchanged.

New Estimated Per Share Value

On March 20, 2012, our board of directors declared a special distribution payable to stockholders of record on April 3, 2012 in a per share amount of $0.50.  Pursuant to the Amended and Restated Valuation Policy, our estimated per share value as of April 3, 2012, will be $9.50, which reflects an adjustment to the gross offering price of $10 per share in this offering to account for payment of the special distribution.  This adjusted estimated per share value will affect the prices at which we redeem shares under our share redemption program as discussed below.

Share Redemption Program

Suspension of Ordinary Redemptions

Effective April 1, 2012, our board of directors suspended until further notice accepting redemptions other than those submitted upon a stockholder’s death, “qualifying disability” (as defined in the share redemption program), or confinement to a long-term care facility (collectively referred to herein as “Exceptional Redemptions”), or Ordinary Redemptions.  Our board of directors intends to continue accepting Exceptional Redemptions subject to the funding limitations discussed below; however, our board of directors may amend, suspend or terminate our share redemption program at any time in its sole discretion.

Amendments to our Share Redemption Program

On March 20, 2012 our board of directors adopted the Second Amended and Restated Share Redemption Program (the “Amended SRP”), effective April 1, 2012.  The Amended SRP changes the prices at which we will redeem shares under the program and clarifies the manner in which pricing under our share redemption program will be adjusted in the event that our board of directors makes special distributions that it designates to cause such adjustment.  In addition, the Amended SRP revises the funding limitation for shares redeemed pursuant to the plan.  In all other material respects, the terms of our share redemption program remain unchanged.

Pursuant to the Amended SRP, the purchase price for shares redeemed under the redemption program is as follows:

In the case of Ordinary Redemptions, prior to the first valuation conducted by our board of directors or a committee thereof (the “Initial Board Valuation”)in accordance with our Amended and Restated Valuation Policy, the purchase price per share for the redeemed Shares will equal 80% of the difference of (a) the average price per share the original purchaser or purchasers of shares paid to us for all of his or her shares (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to our common stock) (the “Original Share Price”) less (b) the aggregate of any special distributions so designated by our board of directors (the “Special Distributions”), distributed to stockholders prior to the redemption date and declared from the date of first issue of such redeemed shares.  On or after the Initial Board Valuation, the purchase price per share for the redeemed shares will equal the lesser of 80% of:

•                  the current estimated value per share (the “Valuation”) as determined in accordance with the Amended and Restated Valuation Policy; and

•                  the Original Share Price less any Special Distributions distributed to stockholders prior to the redemption date and declared from the date of first issue of such redeemed shares.

In the case of Exceptional Redemptions, prior to the Initial Board Valuation, the purchase price per share for the redeemed shares will equal 90% of the difference of (a) the Original Share Price less (b) the Special Distributions distributed to stockholders prior to the redemption date and declared from the date of first issue of such redeemed shares.  On or after the Initial Board Valuation, the purchase price per share for the redeemed shares will equal the lesser of 90% of:

•                  the Valuation; and

•                  the Original Share Price less any Special Distributions distributed to stockholders prior to the redemption date and declared from the date of first issue of such redeemed shares.

For periods beginning on or after April 1, 2012, the cash available for redemption in any quarterly period will generally be limited to no more than $250,000, and in no event more than $1,000,000 in any twelve- month period.   The redemption limitations apply to all redemptions, whether Ordinary or Exceptional Redemptions.

At the next quarterly redemption period, which we expect will be after effectiveness of the Amended SRP, assuming a $10 per share original purchase price, Exceptional Redemptions will generally be redeemed at $8.55 per share which is 90% of the current estimated per share value under the Amended and Restated Valuation Policy.

Acquisition of Alte Jakobstraße

On April 5, 2012, we acquired Alte Jakobstraße 79-80 (“Alte Jakobstraße”), a multi-tenant office building located in Berlin, Germany, from an unaffiliated third party.  Alte Jakobstraße was constructed in 1997 and as of March 31, 2012, was approximately 87% leased.  The purchase price for Alte Jakobstraße, excluding closing costs, was approximately €8.4 million or approximately $11.1 million based on the exchange rate in effect on April 5, 2012.  We funded the purchase price with proceeds from our public offerings and financing activities, as described below.

In connection with the acquisition of Alte Jakobstraße, on April 5, 2012, we entered into a loan for €5.9 million or approximately $7.8 million based on the exchange rate in effect on April 5, 2012 (the “Loan”) with an unaffiliated third party.  The Loan bears interest at a fixed annual rate of approximately 2.3% for three years and must be repaid in the amount of 4% annually of the original loan amount plus interest.  The Loan must be repaid in its entirety by December 30, 2015. The Loan is secured by Alte Jakobstraße, including the leases and rents.

We believe that Alte Jakobstraße is suitable for its intended purpose and adequately covered by insurance.  We intend to make approximately €0.5 million or approximately $0.7 million based on the exchange rate in effect on April 5, 2012, of renovations and improvements to the property.  We expect to fund these renovations and improvements with proceeds from the Loan.  Alte Jakobstraße is located in a submarket where there are a number of comparable properties that might compete with it.